Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Five Below, Inc.:

We consent to the use of our report dated March 28, 2013, with respect to the balance sheets of Five Below, Inc. as of February 2, 2013 and January 28, 2012, and the related statements of operations, changes in redeemable convertible preferred stock, convertible preferred stock and shareholders’ equity (deficit), and cash flows for each of the fiscal years in the three-year period ended February 2, 2013, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Philadelphia, Pennsylvania

September 16, 2013